                                                                    EXHIBIT 20.2

   CRAY RESEARCH, INC. ANNOUNCES CHANGES IN BOARD OF DIRECTORS, SAMPER LEAVES
                                    COMPANY

    EAGAN, Minn., April 3 -- Cray Research, Inc. (NYSE: CYR) today announced that its board of directors voted to add four executives from Silicon Graphics, Inc. (NYSE: SGI) to the Cray board in conjunction with the previously announced merger agreement between the two companies.

    These SGI executives are Edward R. McCracken, chairman and chief executive officer; Thomas A. Jermoluk, president and chief operating officer; Stanley J. Meresman, senior vice president and chief financial officer; and William M. Kelly, vice president and general counsel. The remaining members of the Cray board include Robert H. Ewald, president and chief operating officer, Cray Research, Inc.; Catherine M. Hapka, executive vice president, U.S. West Communications, Inc.; and Lawrence E. Eaton, executive vice president, 3M Company.

    The company also announced that J. Phillip Samper, who had been chairman and chief executive officer of Cray Research, Inc., is leaving both positions. Phillip G. Heasley, vice chairman, First Bank Systems, Inc.; Robert G. Potter, corporate executive vice president, Monsanto Company; and Jan Suwinski, executive vice president, Corning, Inc., are also leaving the Cray Board.

    Silicon Graphics' tender offer to purchase 19,218,735 shares of Cray Research common stock for $30.00 per share was oversubscribed and expired on Tuesday, April 2nd at 5 p.m. EST. Pursuant to the merger agreement, the remaining Cray Research shares will be converted into Silicon Graphics shares on a one-for-one basis upon the closing of the merger, which is expected to occur during the current quarter. In light of the completion of the tender offer, the Cray Research annual stockholders' meeting (previously scheduled for June 5th) will not be held. Cray Research expects to hold a special meeting of stockholders to approve the merger agreement. Stockholders will be notified when a date has been set.

    Cray Research, Inc. provides the leading high-performance computing tools and services to help solve customers' most challenging problems.

    CONTACT: Steve Conway, Media, 612-683-7133, and Brad Allen, Financial, 612-683-7395, both of Cray Research, Inc.; and Jennifer Rothert Piercey, Media, 415-933-2019, and Marilyn Lattin, Financial, 415-933-5070, both of Silicon Graphics, Inc.